Exhibit (a)(8)

SUN CAPITAL COMMENCES TENDER OFFER

TO PURCHASE KELLWOOD FOR $21.00 PER SHARE IN CASH

Intends to Nominate Candidates For Election To Kellwood Board of Directors

Demands Access to Kellwood Books and Records to Investigate Impact of Bond Tender

New York, January 15, 2008 — Sun Capital Securities Group, LLC today announced that an affiliate, Cardinal Integrated, LLC, has commenced a tender offer to purchase all of the outstanding shares of Kellwood Company (“Kellwood” or the “Company”) (NYSE: KWD) common stock for $21.00 per share in cash.  The offer values Kellwood at approximately $762 million, including the assumption of Kellwood’s net debt, and represents a 38% premium to Kellwood’s closing price on September 18, 2007, the last trading day before Sun Capital’s public disclosure of its acquisition proposal to Kellwood’s Board of Directors, and a premium of 27% to Kellwood’s closing stock price yesterday, which reflects the existence of Sun Capital’s offer to acquire the Company.

In making the offer, which is not contingent on financing or due diligence, Sun Capital announced that the $21.00 offer price will be reduced to $19.50 if Kellwood does not terminate its $60 million tender offer for its 7.875% Senior Notes due in July 2009 (the “Bond Tender”), announced on January 9, 2008.  The alternative price reflects the reduction in the Company’s equity value that Sun Capital believes has resulted from the Bond Tender, as well as other ill-advised initiatives, that Kellwood has adopted since Sun Capital initially disclosed its acquisition proposal.

Sun Capital, which owns 9.9% of Kellwood’s outstanding common shares, also said that if an agreement with Kellwood is not reached in the near term, it intends to nominate its own slate of directors for election to Kellwood’s Board at the 2008 Annual Meeting of Stockholders.  If it does nominate directors, Sun Capital will file proxy solicitation materials with the U.S. Securities and Exchange Commission (“SEC”).

Sun Capital also demanded access to certain books and records of the Company pursuant to Section 220 of the General Corporation Law of the State of Delaware.  Sun Capital has made this demand to, among other things, enable it to investigate the impact of the Bond Tender on shareholder value.  It is also seeking to determine whether there exists a basis to allege that Kellwood’s Board of Directors breached its fiduciary duties by authorizing the Bond Tender because it is destructive of value and/or constitutes an unreasonable takeover defense.

Jason Bernzweig, Vice President of Sun Capital, said, “We are disappointed that Kellwood’s Board is unwilling to enter into a constructive dialogue with us regarding what we believe is a very compelling transaction for Kellwood’s stockholders.  This refusal to discuss a potential transaction has forced us to take our offer directly to Kellwood’s stockholders — enabling them to choose for themselves between the value certainty of our offer and trusting management to successfully execute Kellwood’s highly speculative strategic plan.”

In connection with making the offer, Sun Capital today sent the following letter to the Kellwood Board of Directors informing them of the offer and urging them to enter into discussions with Sun Capital regarding a potential transaction.

January 15, 2008

The Board of Directors

Kellwood Company

c/o Mr. Robert C. Skinner Jr.

Chairman & Chief Executive Officer

420 5th Avenue, 28th Floor

New York, NY 10018

Members of the Board:

We want to inform you that affiliates of Sun Capital Securities Group, LLC (“Sun Capital”) are commencing a tender offer to purchase all of the outstanding shares of Kellwood Company (“Kellwood” or the “Company”) common stock for $21.00 per share in cash. Our $21.00 per share offer represents a 38% premium to the Company’s unaffected stock price on September 18, 2007, the day before we made our offer public. This offer price, however, will be reduced to $19.50 per share if the Company does not terminate its $60 million tender offer (the “Bond Offer”) for its 7.875% Senior Notes due in July 2009 (the “Notes”). We simply cannot justify the premium set forth in our initial proposal if you continue to destroy equity value through ill-advised initiatives, including but not limited to the Bond Offer.

Importantly, we believe the Board should also seriously consider that the stock is clearly trading on the prospect of a transaction. Since we made our initial offer, Kellwood’s peer group has depreciated 29%, while the S&P Consumer Discretionary Index has declined 18% due to weakening fundamentals in the consumer sector. Conversely, during this timeframe, Kellwood’s stock has appreciated 10%, reflecting the significant value inherent in our buyout proposal. Accordingly, we believe Kellwood’s stock price would decline significantly, likely to a level well below its trading price on September 18, 2007, absent the prospect of a sale of the Company. Therefore, our offer of $21.00 per share arguably represents a premium substantially greater than 38% relative to Kellwood’s unaffected stock price. Nevertheless, Sun Capital is fully prepared to honor our offer price of $21.00 per share if Kellwood rescinds the Bond Offer.

Your continued unwillingness to enter into a constructive dialogue with us regarding our interest in acquiring control of Kellwood has left us no choice but to take our proposal directly to your shareholders. We firmly believe our $21.00 per share cash tender offer, which is not contingent on financing or due diligence, presents Kellwood shareholders with a very attractive value proposition given the sizeable premium and the value certainty it provides. Taking into account the substantial value impairment suffered in recent years, as well as the considerable risk associated with Kellwood’s ability to execute its latest strategic plan, we believe the shareholders will recognize the compelling value of our offer.

We believe your fiduciary duties should compel you to enter into good faith negotiations with us regarding a consensual transaction. In this context, the Company should take all actions necessary to allow our offer to proceed, including eliminating the Company’s rights plan, Delaware General Corporation Law Section 203 and Section 16 of the Company’s Certificate of Incorporation as obstacles to our offer. However, if Sun Capital is unable to reach agreement with you in the near term regarding a negotiated transaction, we fully intend to nominate a slate of directors for election at the Company’s 2008 Annual Meeting.

Please consider the following:

•                  $21.00 per share in cash offers a substantial premium and value certainty.  Sun Capital’s $21.00 per share offer represents (1) a 38% premium to Kellwood’s closing stock price on September 18, 2007, the last trading day before disclosure of our offer; (2) a 40% premium to Kellwood’s closing stock price on November 7, 2007, the day after Kellwood announced its latest strategic plan; and (3) a 27% premium to Kellwood’s closing stock price on January 14, 2008, which plainly reflects the existence of our offer to acquire the Company and deliver immediate value to its shareholders.

Our $21.00 per share offer implies a Price-to-Earnings multiple of 21.2 times and 14.0 times the Company’s own 2007 and 2008 financial guidance, respectively, assuming cash proceeds from the sale of Smart Shirts are used to immediately repurchase stock and debt on a pro forma basis. As such, our offer ascribes fair value to the Company’s optimistic 2008 financial guidance, despite the clear risk that Kellwood may be unable to achieve projected EPS growth of more than 100% on a reported basis. Additionally, our offer implies an Enterprise Value-to-LTM EBITDA transaction multiple of 7.7 times.  This valuation represents a significant premium to Kellwood’s broader apparel industry peer group, which consists of companies that largely have had more stable financial results and are not attempting to execute on a long-term turnaround initiative. Specifically, the apparel peer group trades at a median estimated 2007 Price-to-Earnings multiple of 10.5 times and an LTM Enterprise Value-to-EBITDA multiple of 6.0 times. Accordingly, our offer provides value certainty for shareholders without bearing the substantial execution risk of Kellwood’s latest strategic plan.

•                  Kellwood’s 5-year plan is overly optimistic and lacks credibility.  Your new plan announced in November 2007 — which looks remarkably similar to the plan you announced in mid-2005 that did not deliver promised value — sets extremely ambitious goals across all major metrics. The latest plan has established a target operating margin of 9% by 2012, which is substantially the same target that has been communicated to shareholders since 2003 as a near-term objective.  Your inability to achieve this level of profitability, which is now expected to take a decade to realize from when the commitment was first made, is very concerning.  In fact, since establishing this margin goal, despite the Company’s various restructuring plans, the business and margins have actually deteriorated.

Kellwood’s projected compound annual EPS growth rate of 25%, on top of a projected 100%-plus increase in 2008 on a reported basis, exceeds that of all of its industry peers and is significantly greater than the peer group median growth rate of 13%.  Therefore, the Company and its board are asking shareholders to trust management, yet again, to deliver significant improvement in financial performance, immediately after announcing another considerable earnings shortfall versus guidance.

•                  Kellwood has a history of unmet financial targets and poor returns on capital deployed.  Since 1998, Kellwood has spent almost $1 billion on capital expenditures and acquisitions (net of divestitures) and returned $310 million to shareholders in the form of share repurchases and dividends. Moreover, in each of the past five years, the Company’s lack of success in executing its strategic initiatives has led it to consistently revise annual guidance downward. Over these same periods, Kellwood’s stock has significantly underperformed that of its peers and all relevant indices, losing nearly 45% of its value since the beginning of 1998 and 37% since 2003.  In its public comments since announcing its latest strategic plan, Kellwood’s management has failed to explain why, given this track record, shareholders should have confidence in the latest optimistic projections.

•                  Repaying $60 million of Notes is another clear example of financial mismanagement. For the reasons set forth in our letter dated January 10, 2008, paying off $60 million of the Notes, which have terms extremely favorable to Kellwood that cannot be replicated in today’s financing environment, is damaging to the Company and represents a direct transfer of value from shareholders to bondholders. Specifically, this equates to approximately $2.30 per share of realizable value to shareholders or 15% of the Company’s market capitalization. Not only is the Bond Offer a poor financial decision, we specifically note that the bonds do not contain a change of control provision, which means shareholders could capture a higher value in a sale of the Company because a buyer could assume the Notes, which have more favorable terms relative to alternate financing options. Not surprisingly, the negative equity value implication of the Bond Offer was recognized by the public market, as Kellwood’s stock declined 8% on the day the Bond Offer was announced, while the broader markets were up 1%.

Accordingly, we insist that Kellwood’s board immediately terminate the Bond Offer and allow the Company’s shareholders the right to realize the value inherent in Sun Capital’s $21.00 offer, rather than unnecessarily transferring this value to the bondholders.

•                  Kellwood has refused repeated requests to engage in constructive dialogue.  In spite of numerous requests from Sun Capital, as well as demands from other significant shareholders, you have refused even to discuss our offer with us or consider alternative transactions.

We believe Kellwood’s shareholders should be allowed to choose for themselves between our offer, which delivers substantial, immediate and certain value, and Kellwood’s highly speculative five-year plan. Consequently, we have decided to take our offer directly to Kellwood shareholders.  As we have repeatedly stated, Sun Capital would strongly prefer to enter into a negotiated transaction. However, given the Company’s poor track record and your unwillingness to discuss our offer with us, we feel compelled to act now to protect our substantial investment in

Kellwood — which at 9.9% of the outstanding shares is significantly larger than the collective ownership position of Kellwood’s directors and executive officers.

We hope you will honor your fiduciary obligations to Kellwood’s shareholders and enter into a constructive dialogue with Sun Capital regarding our proposal. We stand ready to work with you expeditiously to complete a definitive agreement to acquire Kellwood. Consistent with our disclosure obligations, we are amending our Schedule 13-D filing to make this letter public.

Sincerely,

/s/ Jason G. Bernzweig
Jason G. Bernzweig
Vice President
Sun Capital Securities Group, LLC

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight New York City time, on Tuesday, February 12, 2008, unless extended.

The offer is conditioned upon, among other things, (i) acceptance by at least the number of shares that, when added to the shares already owned by Sun Capital, represents a majority of the Kellwood’s outstanding shares on a fully diluted basis, (ii) Kellwood’s Board taking all necessary actions to make its stockholder rights plan, the supermajority voting provisions in its certificate of incorporation and Section 203 of the Delaware General Corporation Law inapplicable to the offer, (iii) receipt of necessary regulatory approvals, and (iv) other customary conditions.  The complete terms and conditions will be set forth in the Offer to Purchase, which will be filed with the SEC later today.  Kellwood’s stockholders may obtain copies of all the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov) or by contacting D.F. King & Co., Inc., the Information Agent for the offer, toll-free at 800-269-6427.  Information concerning the offer, including the Offer to Purchase and other tender offer documents, will also be available at http://www.KellwoodValue.com.

Citi and Credit Suisse Securities (USA) LLC are acting as financial advisors to Sun Capital Securities Group, LLC and Kirkland & Ellis LLP is acting as legal advisor to Sun Capital.

Investor Conference Call

Sun Capital will hold a conference call today at 10:00 a.m. ET for the investment community.  Participants may listen via telephone by dialing (866) 356-4123 if calling from the United States, or (617) 597-5393 if dialing from outside of the United States and entering account number 46585067. Please dial in 10 minutes prior to the start of the call.  A telephone replay will also be available beginning approximately one hour after the event.  To access the replay, please dial (888) 286-8010 for callers within the United States and (617) 801-6888 for callers outside of the United States and enter conference ID number 10607905. A live audio webcast of the call also will be available and archived at http://www.KellwoodValue.com. The investor presentation will be available for download at the start of the call on http://www.KellwoodValue.com.

About Sun Capital

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates have invested in and managed more than 175 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital’s inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, and affiliates with offices in London, Tokyo, and Shenzhen.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Kellwood.  The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Cardinal Integrated, LLC with the SEC on January 15, 2008.  Before making any decision with respect to the offer, Kellwood stockholders are advised to read these documents, as they may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer.  Kellwood stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, or by calling D.F. King & Co., Inc., the Information Agent for the offer, at (800) 269-6427.

This press release and the Offer to Purchase do not constitute a solicitation of a proxy for or with respect to any annual or special meeting of Kellwood’s stockholders.  Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.  These statements are based on current expectations of Sun Capital Partners, Inc. and its affiliates and currently available information.  They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.  Sun Capital does not assume any obligation to update any forward-looking statements contained in this press release.

# # #

Contact:
Media:	Stockholders:
Sard Verbinnen & Co	D.F. King & Co., Inc.
Jim Barron / Maggie Pisacane /	Richard Grubaugh /
Nathaniel Garnick	Edward McCarthy
(212) 687-8080	(212) 269-5550